UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2022

Commission File Number: 001-36430

Tuniu Corporation

Tuniu Building, No. 699-32

Xuanwudadao, Xuanwu District

Nanjing, Jiangsu Province 210042

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F                ☒               Form 40-F                 ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

This current report on Form 6-K was filed in connection with changes of board members and senior management member of Tuniu Corporation (the “Company”). Mr. Jie Zhu, a director of the Company, has resigned from the board of directors of the Company (the “Board”) due to personal reasons and the Board has appointed Mr. Kan Wang as a director, both effective June 9, 2022. Mr. Wei Zhang has transitioned his role from executive vice precedent to consultant of the Company due to management restructuring, effective June 10, 2022. The changes of Board and management were not due to any disagreement with the Company. After the change, the Board is comprised of ten members, with the majority of the members being independent directors on the Board.

Mr. Kan Wang currently serves as an executive deputy general manager of the asset operation department at HNA Group. Mr. Wang joined HNA Group in August 2017 and had served as vice president of Yangtze Air Cargo Holding Co., Ltd., chief investment officer of HNA Modern Logistics Group Co., Ltd. and president assistant in non-aviation asset management division of HNA Group. Prior to joining HNA Group, Mr. Wang served as a vice manager at Deloitte, a chief investment officer at Hung To Capital Management Co., Ltd. and an overseas investment and operations director at Qingdao Haier Co., Ltd. Mr. Wang currently serves as the chairman, executive director and chief executive officer of CWT International Limited (HKEX: 0521) and director of HY Energy Group Co., Ltd. (SSE: 600387). Mr. Wang is certified as an association chartered accountant and a Hong Kong institute of certified public accountant. Mr. Wang received his master’s degree in politics and economy simultaneous interpretation from University of Bath in 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tuniu Corporation

By:	/s/ Anqiang Chen
Name:	Anqiang Chen
Title:	Financial Controller

Date: June 10, 2022